Exhibit 99.8

SCIENTIFIC GAMES CORPORATION
2003 INCENTIVE COMPENSATION PLAN
TERMS AND CONDITIONS OF
SPECIAL PERFORMANCE-CONDITIONED RESTRICTED STOCK UNITS

THIS AGREEMENT, made as of the __ day of ______, by and between SCIENTIFIC GAMES CORPORATION (the “Company”) and [ ] (the “Participant”).
WHEREAS, the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) administers the Company's 2003 Incentive Compensation Plan, as amended and restated (as may be further amended from time to time, the “Plan”); and
WHEREAS, on the date hereof, the Company awarded to the Participant a special grant of restricted stock units (“RSUs”), which award is subject to the terms and conditions of the Plan and this Agreement, as such terms and conditions may be amended or supplemented from time to time by the Committee in accordance therewith and herewith;
NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties agree as follows.
1.Grants.

(a)The Participant was granted on the date hereof [ ] RSUs (the “Performance Vesting Special RSU Grant”), which Performance Vesting Special RSU Grant shall vest with respect to twenty-five percent (25%) of the shares of the Company's Class A Common Stock (“Common Stock”) subject to such Performance Vesting Special RSU Grant if, as and when certain Adjusted EBITDA Targets are achieved in accordance with this Agreement. RSUs included in the Performance Vesting Special RSU Grant shall be forfeited on March 15, 2016 to the extent such RSUs remain unvested on such date.

(b)The RSUs included in the Performance Vesting Special RSU Grant represent a right to receive shares of Common Stock following satisfaction of an applicable vesting period subject to the conditions, restrictions and limitations contemplated by the Plan and in this Agreement.

(c)For purposes of the Performance Vesting Special RSU Grant and this Agreement, “Adjusted EBITDA” shall mean earnings before interest, taxes, depreciation and amortization of the Company and its subsidiaries on a consolidated basis determined by the Committee, in a manner consistent with any determination of this or any similar metric applicable for awards or bonuses to other senior executives of the Company or for purposes of the Company's Management Incentive Compensation Program (“MICP”) generally, adjusted (without duplication) (i) to add back to Adjusted EBITDA in each fiscal year an amount reflected in “equity in earnings of joint ventures” on the Company's consolidated statement of operations for such year attributable to the amortization by Lotterie Nazionali S.r.l. of upfront payments associated with the tender process for the concession awarded in May 2010 by the Monopoli di Stato to operate the Gratta e Vinci instant ticket lottery in Italy and (ii) to exclude from Adjusted EBITDA in each fiscal year except 2015 any “pro forma adjustment” to the extent such “pro forma adjustment” might otherwise have been included in the calculation of Adjusted EBITDA to reflect projected cost savings or additional costs in connection with the combination of any business or assets acquired pursuant to a “Material Acquisition” (as such term is defined as of December 1, 2010 in the Company's credit agreement) with the operations of the Company, as further adjusted at the discretion of the Committee or the Board, including any adjustments to this or any similar metric made for MICP purposes.

(d)Vesting of the Performance Vesting Special RSU Grant shall be subject to the Adjusted EBITDA being equal to or greater than the levels set forth below (the “Adjusted EBITDA Targets”):

For 2012:	$354 million
For 2013:	$399 million
For 2014:	$448 million
For 2015:	$504 million

RSUs included in the Performance Vesting Special RSU Grant shall vest at the rate of 25% per year if, as and when the Adjusted EBITDA for a particular year equals or exceeds the Adjusted EBITDA Target applicable for such year (as indicated above), with the actual vesting date to be March 15 of the following year (assuming such Adjusted EBITDA Target is met). In each case, unvested portions of the Performance Vesting Special RSU Grant will carry forward to following years and will vest if, as and when future Adjusted EBITDA Targets are achieved, as provided below. If the Adjusted EBITDA Target for any particular 25% increment is first achieved in a year later than the year specified above, but the higher Adjusted EBITDA Target for that later year is not achieved, then one-half of the earlier 25% increment will vest, and the remainder of that earlier 25% increment will vest in the first subsequent year (if any) for which the entire specified Adjusted EBITDA Target for such subsequent year is fully achieved. For example, if Adjusted EBITDA of $354 million were first achieved in 2013 rather than 2012 but Adjusted EBITDA of $399 million were not achieved as targeted in 2013, one-half of the first 25% of the total award (i.e., 12.5%) would vest, while the other half of that first 25% increment, and the second 25% increment, would not vest. However, if Adjusted EBITDA of $399 million were achieved as targeted in 2013, both the first and second 25% increments, or a total of 50% of the total award, would vest. Finally, for 2015 only, any remaining unvested percentage increments from prior years (but not the last 25% increment) will vest to the extent that the Adjusted EBITDA Targets for such prior years are achieved in 2015, whether or not the Adjusted EBITDA Target for 2015 itself is achieved. For example, if the Adjusted EBITDA Target of $448 million for 2014 is first achieved in 2015, but the Adjusted EBITDA Target of $504 million for 2015 is not achieved, then any remaining unvested percentage increments based on Adjusted EBITDA Targets of $448 million or less, for a cumulative total of 75%, will vest, and the last 25% increment will remain unvested. If the Adjusted EBITDA Target of $399 million for 2013 is achieved in 2015, but neither the Adjusted EBITDA Target of $448 million for 2014 nor the Adjusted EBITDA Target of $504 million for 2015 is achieved in 2015, then any remaining unvested percentage increments based on Adjusted EBITDA Targets of $399 million or less, for a cumulative total of 50%, will vest, and the last 50% increment will remain unvested.
(e)In the event that the aggregate consideration paid by the Company or any subsidiary thereof (which for purposes of this Section 1 shall include consideration in whatever form and include any contingent consideration assuming that such contingent consideration has been paid) in connection with new Acquisitions (as defined below) consummated in 2012 does not exceed $97 million, or any subsequent year does not exceed an annual rate of $75 million per year, the incremental Adjusted EBITDA actually generated by the Company as a result of the consummation of such Acquisitions will be counted in full toward achievement of Adjusted EBITDA Targets, without duplication. For example, if in 2012 the Company acquires Company A for $75 million as a result of which the Company generates $25 million of incremental Adjusted EBITDA, the full $25 million of incremental Adjusted EBITDA would count toward achievement of Adjusted EBITDA Targets. In the event that the aggregate consideration paid by the Company for new Acquisitions consummated in any calendar year after 2011 is less than or equal to (i) in 2012, $97 million, or (ii) in any subsequent year (i.e., 2013, 2014 or 2015), the sum of $75 million plus the excess (if any) of (A) the sum of (1) $22 million and (2) the product of $75 million multiplied by the number of full calendar years that have elapsed from and including 2012 over (B) the cumulative aggregate consideration paid by the Company for new Acquisitions consummated in and after 2012 (excluding the cumulative aggregate consideration paid by the Company for new Acquisitions consummated in such calendar year) (the “Acquisition Threshold”), the Acquisitions in such year shall be subject to this Section 1(e). In the event that the aggregate consideration paid by the Company for new Acquisitions consummated in any calendar year after 2011 exceeds the Acquisition Threshold applicable to such year, Acquisitions in such year shall be subject to Section 1(f) below. For example, if the Company makes Acquisitions in 2012 for $87 million, then incremental Adjusted EBITDA generated by the Company as a result of the consummation of Acquisitions in 2013 for aggregate consideration of up to $85 million would count toward achievement of Adjusted EBITDA Targets. For purposes hereof, an “Acquisition” means an direct or indirect acquisition (or series of related acquisitions) by the Company or any subsidiary thereof of (1) assets comprising all or substantially all of a business, division or an operating unit of a business or entity and/or (2) all or substantially all of the common stock of a business or entity (excluding, for the avoidance of doubt, investments in a newly formed entity).

(f)In the event that the aggregate consideration paid by the Company in connection with new Acquisitions in 2012 or any subsequent year exceeds the Acquisition Threshold applicable for such year, then, for purposes of determining the achievement of Adjusted EBITDA Targets, the Adjusted EBITDA of the Company, which will include the incremental Adjusted EBITDA actually generated by the Company as a result of the consummation of any such Acquisitions (including, for the avoidance of doubt, such incremental Adjusted EBITDA actually generated by the Company in the year in which such Acquisition was consummated (i.e., not a pro forma amount)), shall be reduced during each applicable year (including the year in which each such Acquisition was consummated) by: (i) the interest cost (“Cost of Debt”) for such year (including, in the case of the year in which such Acquisition was consummated, the interest cost attributable to the portion of the year following the consummation of such Acquisition) on proceeds of debt of the Company or its subsidiaries incurred or deemed used to make each such Acquisition (“Acquisition Debt”); provided, however, that, in any year subsequent to the year such Acquisition was consummated, the principal amount of such Acquisition Debt shall be deemed to be repaid and to the extent deemed to have been so repaid in part in any prior year or years shall be deemed to be further repaid (and, accordingly, such Cost of Debt will be appropriately reduced) in an amount equal to the deemed free cash flow of the business subject to or comprising (in whole or in part) such Acquisition (with such deemed free cash flow being defined as (A) the earnings before interest, taxes, depreciation and amortization of the business, division, operating unit or entity subject to or comprising (in whole or in part) such Acquisition for the last four complete fiscal quarters prior to the consummation of such Acquisition (“Target EBITDA”), less (B) the Cost of Debt for such Acquisition in the immediately preceding year (for the avoidance of doubt, where the immediately preceding year is the year in which such Acquisition was consummated, calculated on a full-year basis), less (C) an amount equal to the aggregate Capital Expenditures (as such term is defined as of December 1, 2010 in the Company's credit agreement, without regard to the proviso therein) of (or attributable to) such business, division, operating unit or entity during the last four complete fiscal quarters prior to the consummation of such Acquisition, subject to appropriate adjustment in the reasonable discretion of the Compensation Committee to the extent that the amount thereof varies materially from the historical rate of Capital Expenditures of such business, division, operating unit or entity); (ii) a “deemed” annual interest cost on equity used as consideration to make such Acquisition (“Cost of Equity”) as reasonably determined by the Compensation Committee (including, in the case of the year in which such Acquisition was consummated, a “deemed” annual interest cost on equity attributable to the portion of the year following the consummation of such Acquisition); and (iii) an amount equal to the aggregate Capital Expenditures of such business, division, operating unit or entity during the last four complete fiscal quarters prior to the consummation of such Acquisition (“Acquisition Capital Expenditures”).  For purposes of this Agreement, Cost of Debt shall be (1) in the case of an Acquisition financed, in whole or in material part, from the proceeds of new indebtedness incurred for such purpose, an amount equal to the cash consideration in such Acquisition multiplied by the stated interest rate on such indebtedness, and (2) otherwise, an amount equal to such cash consideration multiplied by the weighted average interest rate for all of the indebtedness of the Company and its consolidated subsidiaries from time to time.  For example, if the Company makes an Acquisition for $100 million (including $60 million of Acquisition Debt and $40 million of equity consideration) to acquire a business which generated $25 million of Target EBITDA, but the Cost of Debt for such year is $3 million, the Cost of Equity used as consideration for such year is $2 million, and the aggregate amount of Capital Expenditures are $5 million, then the Target EBITDA counted toward achievement of Adjusted EBITDA Targets would be reduced by $10 million (i.e., $3 million plus $2 million plus $5 million), but in that year $17 million of deemed free cash flow (i.e., Target EBITDA of $25 million less $3 million Cost of Debt less $5 million of Capital Expenditures) will be deemed to have been applied to repay the Acquisition Debt, so that in the following year the deemed Cost of Debt shall be appropriately reduced.  For example, if the Acquisition Debt were $60 million, bearing interest at 5%, such deemed repayment of $17 million would reduce such $60 million of Acquisition Debt to $43 million, and for the following year the Cost of Debt would be $2.15 million (i.e., 5% of $43 million), and if deemed free cash flow in the following year were $20 million, the Acquisition Debt would then be further reduced to $23 million.

2.Incorporation of Plan by Reference. Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. In addition, if there is any conflict between this Agreement and the terms of any employment agreement (or amendment thereof) between the Company (or any subsidiary thereof) and the Participant (the “Employment Agreement”) with respect to the terms of the Performance Vesting Special RSU Grant, the terms of this Agreement will govern.

3.Restriction on Transfer of Awards. No portion of the Performance Vesting Special RSU Grant may be sold, assigned, transferred, pledged, hypothecated, margined, or otherwise encumbered or disposed of by the Participant.

4.Distribution of Vested RSUs. As soon as administratively practicable after any applicable vesting date of RSUs included in the Performance Vesting Special RSU Grant (generally within three (3) business days and in no event more than 15 business days), the Company will deliver to the Participant a number of shares of Common Stock equal to the number of such RSUs that vested as of the applicable vesting date less the number of RSUs, if any, withheld in satisfaction of applicable withholding taxes as discussed in Section 5 of this Agreement.

5.Taxes. To the extent required by applicable federal, state, local or foreign law, the Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to the Performance Vesting Special RSU Grant. The Company shall not be required to issue shares until such obligations are satisfied. Unless otherwise determined by the Committee, the Company will withhold from any shares deliverable upon any vesting of RSUs included in the Performance Vesting Special RSU Grant a number of shares sufficient to satisfy the minimum applicable withholding taxes; provided, however, that, unless otherwise determined by the Committee, the Participant will be permitted to elect, in accordance with procedures adopted from time to time by the Company, to pay the tax withholding amount in cash, in which case no shares will be withheld and the Participant will be required to pay the amount of the taxes in full by the vesting date, in cash, by certified check, bank cashier's check or wire transfer.

6.Effect of Termination. Notwithstanding anything contained in the Employment Agreement, the Plan or in this Agreement to the contrary, any unvested portion of the Performance Vesting Special RSU Grant will not accelerate and will be forfeited upon termination of the Participant's employment with the Company (or termination of the Employment Agreement) for any reason whatsoever (including as a result of expiration of the term of the Employment Agreement); provided, however, that in the event of any such termination (a) by the Company (or the applicable subsidiary) “without cause” (as such term or similar term is defined in the Employment Agreement), (b) by the Company due to the death or “total disability” (as such term or similar term is defined in the Employment Agreement) of the Participant, (c) by the Participant for “good reason” (as such term or similar term is defined in the Employment Agreement) or (d) by virtue of the expiration of the Employment Agreement, in each case under clause (a), (b) or (c) or (d) of this proviso, between December 31 of 2012, 2013, 2014 or 2015 and a potential vesting date with respect to the RSUs included in the Performance Vesting Special RSU Grant (i.e., March 15 of the following year), and it is determined following the end of such year that the relevant Adjusted EBITDA Target for such year was achieved (in accordance with the vesting provisions applicable to such unvested portion), the number of RSUs included in the Performance Vesting Special RSU Grant that otherwise would have vested on March 15 of the following year had the Participant remained employed through such vesting date shall vest and not be forfeited (and, to the extent that such unvested portion of the Performance Vesting Special RSU Grant does not vest on such March 15, such unvested portion shall be forfeited).

7.Other Terms.

(a)    No Shareholder Rights. Until shares of Common Stock are issued to the Participant in connection with the vesting of RSUs included in the Performance Vesting Special RSU Grant, the Participant shall have no voting, dividend or other rights as a shareholder of the Company for any purpose.
(b)    Consideration for Grant. Participant shall not be required to pay any cash consideration for the grant of the Performance Vesting Special RSU Grant. The Participant's performance of services to the Company from the grant date to the date of vesting of the RSUs included in the Performance Vesting Special RSU Grant shall be deemed to be consideration for the grant, which services have a value at least equal to the aggregate par value of the shares being newly issued in connection with the grant. The foregoing notwithstanding, an award may be granted in exchange for the Participant's surrender of another award or other right to compensation if and to the extent permitted by the Committee.
(c)    Insider Trading Policy Applicable. Participant acknowledges that sales of shares received with respect to the Performance Vesting Special RSU Grant will be subject to the Company's policies regulating trading by employees and consultants.
8.Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

9.Integration. This Agreement, and the other documents referred to herein or delivered pursuant hereto which form a part hereof, contain the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement, including, without limitation, the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter (including the Employment Agreement).

10.Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the provisions governing conflict of laws.

11.Restrictive Covenant Condition; Clawback. The Participant hereby acknowledges and agrees that the receipt of the Performance Vesting Special RSU Grant, including any right to receive the shares of Common Stock following a vesting date or retain the profit from the sale of shares of Common Stock subject to the Performance Vesting Special RSU Grant, is conditioned upon Participant's compliance with the non-competition, non-solicitation, and non-disclosure provisions contained in the Employment Agreement (as such provisions may be supplemented from time to time), and is furthermore subject to any provision relating to the forfeiture of equity awards (or any shares issued in connection therewith, or disposition proceeds of such shares) or other compensation set forth in the Employment Agreement. The Participant acknowledges and agrees that, notwithstanding anything contained in this Agreement, the Employment Agreement or any other agreement, plan or program, RSUs included in the Performance Vesting Special RSU Grant (or any shares issued in connection therewith, or disposition proceeds of such shares) shall be subject to recovery by the Company under any compensation recovery or “clawback” policy, generally applicable to senior executives of the Company, that the Company may adopt from time to time, including without limitation any policy which the Company may be required to adopt under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the Securities and Exchange Commission thereunder or the requirements of any national securities exchange on which the Company's common stock may be listed.

12.Data Privacy. For Participants in certain jurisdictions, the data privacy laws of such jurisdictions may require the Participants' consent to the use and transfer of certain personal information necessary to administer the Plan and the Performance Vesting Special RSU Grant. Accordingly, if applicable, the Participant hereby acknowledges and agrees that the Participant's receipt of the Performance Vesting Special RSU Grant, including any right to receive the shares of Common Stock following vesting of the Performance Vesting Special RSU Grant or retain the profit from the sale of shares of Common Stock subject to the Performance Vesting Special RSU Grant, is conditioned upon Participant's consent to the use and transfer of such personal information pursuant to the consent previously executed by the Participant or, if the Participant has not previously executed such a consent, to the provisions of the consent form which accompanies this Agreement (as such form may be supplemented from time to time). Participant's execution of this Agreement constitutes acceptance and ratification of this condition and the Participant's consent to the use and transfer of certain personal information in connection with the Participant's participation in the Plan pursuant to the provisions of such consent form (as such form may be supplemented from time to time).
13.Plan Administrator. The Company has retained Fidelity Stock Plan Services, LLC as a third-party administrator to assist in the administration and management of the Plan (the “Plan Administrator” or “Fidelity”). A listing of the Performance Vesting Special RSU Grant may be viewed through the Plan Administrator's website at www.NetBenefits.com once the Participant has established an account with the Plan Administrator. The Plan Administrator shall handle the vesting and settlement of RSUs. The Company reserves the right to replace Fidelity as the Plan Administrator at any time in the Company's sole discretion.
14.Participant Acknowledgment. The Participant hereby acknowledges receipt of a copy of the Plan (and the related prospectus). The Participant hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Performance Vesting Special RSU Grant shall be final and conclusive.
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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Participant has hereunto signed this Agreement on his or her own behalf, thereby representing that he or she has carefully read and understands this Agreement and the Plan as of the day and year first written above.

SCIENTIFIC GAMES CORPORATION

By: ____________________________________
Name:
Title:

PARTICIPANT:

_______________________________________
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